Mail Stop 3-8

      				        June 20, 2005



By Facsimile and U.S. Mail

Mr. Vincent K. Roach
Principal Executive Officer
Daou Systems, Inc.
412 Creamery Way
Exton, PA 19341

      Re:      Daou Systems, Inc.
      	Form 10-K for the Year Ended
      	December 31, 2004
      	Filed March 30, 2005
                	File No.  0-22073

Dear Mr. Roach:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 6. Selected Financial Data, page 17
1. Include a brief description of, or cross reference to other disclosure in your filing, the items that materially impact the comparability of the information presented in your selected financial data, including but not limited to:
* the elimination of Daou Technology Center in the first quarter of
2004;
* the restructuring charges and credits presented in Note 3; and
* the suspension of the Employee Stock Purchase Plan.

Item 8. Financial Statements, page 26
Balance Sheets, page 28
2. Please tell us if Series A Convertible Preferred Stock is convertible into cash and/or a fixed or variable number of common shares. Include in your response the calculation to convert the preferred shares outstanding as of December 31, 2004 into common shares. Tell us why you present the preferred shares as permanent equity given the convertibility of these shares is outside of your control. See ASR No. 268 and paragraph 5 of EITF No. 05-2.

3. Please tell us the nature of stockholder receivable, why it is presented as a current asset in your balance sheet and your basis for not classifying the stockholder receivable as a deduction in stockholders` equity section.

Statements of Operations, page 29
4. Please tell us where you classify subcontractor costs for the three years ended December 31, 2004.

Notes to Financial Statements, page 33
1. Organization and Summary of Significant Accounting Policies,
page
33
Revenue Recognition, page 33
5. Please tell us and disclose your policies for the following:
* describe which types of contracts are accounted for by the percentage of completion method of accounting, your methods of estimating revenue and costs, your policy for loss recognition and the amount of contract losses charged in the three years December 31,
2004, 2003 and 2002;
* describe which types of contracts are accounted for in accordance with SAB no. 101 as amended by SAB No. 104; and
* tell us whether you have outsourcing contracts, if you hire client employees and, if so, your revenue recognition policy including how you recognize contingency payments, if applicable.

Equipment, Furniture and Fixtures, page 34
6. Please tell us if your landlord/tenant allowances are recorded consistently with the staff`s views on landlord/tenant incentives as summarized in a letter dated February 7, 2005 to the AICPA. Include in your response whether:
* landlord incentives or allowances are recorded as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 of the letter; and
* your statement of cash flows reflect cash received and accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.
      Please refer to
http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

8. Stockholders` Equity, page 39
Convertible Preferred Stock, page 39
7. The Amended and Restated Articles of Incorporation dated
January
3, 1997 states dividends for Series A Preferred Stock are not cumulative. Please tell us your basis for disclosing preferred shares possess cumulative dividend rights and annual dividend rate increases.

Schedule II Valuation and Qualifying Accounts, page 46

8. Please advise or include in future filings a reconciliation of sales return allowances and loss accruals on contracts accounted for by the percentage of completion method. See Rule 12-09 of Regulation
S-X. In your response, please show us what your revised schedule will look like.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or, in his absence to the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Vincent K. Roach
Daou Systems, Inc.
June 21, 2005
Page 1